

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Barbara A. Niland
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

> **Re:    Huntington Ingalls Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 001-34910**

Dear Ms. Niland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates, and Judgments

Retirement Related Plans

Accumulated Other Comprehensive Income, page 45

1. We note that part of the reason for the increase in losses in 2014 was due to a decrease in discount rates that accounted for a significant portion of such losses. Please reconcile this statement with your disclosure on page 97 that shows an increase in discount rates in 2014 related to pensions. We may have further comment upon receipt of your response.

Form 8-K filed February 19, 2015

2.  We note your disclosure of the non-GAAP measures segment operating income, segment operating margin, adjusted sales and service revenues, adjusted segment operating income, adjusted segment operating margin, adjusted total operating income, adjusted operating margin, adjusted net earnings, adjusted diluted earnings per share, and free cash flow.  However, you have only stated the reasons why you believe the measures segment operating income and free cash flow are useful to investors.  Please revise to include disclosure concerning the reasons why each non-GAAP measure presented provides useful information to investors in accordance with Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief